[LOGO]

Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203-4518

April 20, 2005

VIA FACSIMILE (202) 942-9542

Securities and Exchange Commission
Office of EDGAR and Information Analysis
450 5th Street N.W.
Washington DC 20549

  Re:
  Cimarex Energy Co.
  Registration Statement on Form S-4
  File No. 333-123019

Ladies and Gentlemen:

        Cimarex Energy Co. (the "Company") hereby withdraws its request for the acceleration of effectiveness of the above-referenced Registration Statement on Form S-4. Set forth below are the filing details with respect to the acceleration request:

Registrant:	CIMAREX ENERGY CO.
Registrant CIK:	0001168054
Form Type:	CORRESP
Accession Number:	0001047469-05-010555
Received Date:	18-APR-2005 17:08
Accepted Date:	18-APR-2005 17:08
Filing Date:	18-APR-2005

        The Company is requesting the withdrawal of this filing because the staff of the Division of Corporation Finance of the Securities Exchange Commission requested that the Company make such withdrawal request.

Very truly yours,
Cimarex Energy Co.
By:	/s/ JAMES H. SHONSEY James H. Shonsey Chief Accounting Officer and Controller
cc:
Melinda Kramer
Timothy Levenberg
Joe Dannenmaier
J. Gregory Holloway